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August 30, 2023

Mr. Jeffrey Gordon or Mr. Martin James

United States Securities and Exchange Commission Division of Corporation Finance

Office of Manufacturing Washington, D.C. 20549

RE:	Yuengling's Ice Cream Corporation; Form 10-K for the Year Ended October 31, 2022; Filed February 14, 2023; File No. 000-55398

Gentlemen:

Yuengling’s Ice Cream Corporation (the “Company”) is in receipt of your letter dated August 17, 2023. In that regard, please find our responses below in the order present in your letter.

1.              You disclose that inventories are stated at the lower of cost or market. Please revise the note in future filings to clarify, if true, that you measure inventory at the lower of cost and net realizable value, consistent with the guidance in ASC 330-10-35-1B. In addition, disclose the amount of any inventory write-downs recorded in each reported period.

Response: There were no inventory write downs in the year ended October 31, 2022. The last write down was included in the year ended October 31, 2021. To comply with ASC 330-10-35-1B, using Net Realizable Value (NRV), not market value, the Company has determined it was necessary to write off the inventory as of July 31, 2023. This adjustment will be realized in the 10-Q that will be filed by September 14, 2023, for the three months ended July 31, 2023.

2.              We note that the preferred Series A can be converted at $0.0044 per share as of October 31, 2022, and $0.00195 per share as of January 31, 2023. Please tell us why the conversion rate changed between October 31, 2022, and January 31, 2023, and, as applicable, revise this note in future filings to clearly describe to investors the terms of conversion of the Series A preferred stock and highlight the terms that result in changes in the conversion rate between period-ends.

Response: The conversion rate is variable. Under Section 1.2 of the Preferred Stock Purchase Agreement, the conversion is based on a 50% discount to the lowest closing sale price for the 30 trading days prior to the conversion. This formula is the basis for the change in conversion rates changed between October 31, 2022, and January 31, 2023.

In supporting your conclusion that mezzanine classification of the “to-be-issued” Series A preferred stock at October 31, 2022, is appropriate, you indicate that “cash has been repaid.” Please describe to us the circumstances that resulted in cash proceeds from the Series A preferred stock being repaid.

Also, describe to us the circumstances that resulted in the net payments from the sale of preferred stock shown on your statement of cash flows for the year ended October 31, 2022. Revise the note in future filings, as appropriate.

Response: The Series A preferred stock capital raise in 2022 was for a maximum of $250,000. The Company oversubscribed the 2022 Series A preferred stock capital raise. Accordingly, excess funds were returned to investors, and the correlating shares were not issued.

Very truly yours,

Anthony F. Newton
Anthony F. Newton